FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Information on Anatel Decision	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

1. In compliance with the decisions rendered by the Brazilian National Agency of Telecommunications (“Anatel”) on December 22nd, 2014 (the “Anatel Decision”), and March 12th, 2015 (both decisions, the “Two Anatel Decisions”), Telefónica has sent to Telecom Italia S.p.A. (“TI”) a public legal commitment, a copy of which is attached hereto, waiving in an ample, general, unconstrained and definitive way to all its political rights in relation to TI, including the limitations contained in Article 1 of the Anatel Decision.

2. As determined by Anatel, Telefónica hereby publicly commits itself before its own shareholders and the stock market in general to comply with the above-mentioned waiver of its political rights in relation to TI, in the exact terms and extent determined by the Two Anatel Decisions.

Madrid, March 20th, 2015

March 20th, 2015

To

Telecom Italia S.p.A.

To the attention of

Mr. Giuseppe Recchi

President of the Board of Directors

and

Mr. Antonino Cusimano

Secretary of the Board of Directors

With copy to

Telco S.p.A.

To the attention of

Mr. Clemente Rebecchini

President of the Board of Directors

Gentlemen,

As you are aware of, the Brazilian National Agency of Telecommunications (“Anatel”) issued, on December 22nd, 2014, a decision (the “Anatel Decision”) authorizing the demerger (“Demerger”) of Telco S.p.A. (“Telco”), a company in which Telefónica S.A. (“Telefónica”) has an equity participation, and which in turn has an equity participation in Telecom Italia S.p.A. (“TI”). The Anatel Decision was complemented by a further decision rendered by Anatel on March 12th, 2015 (the “Partial Appeal Decision” and both decisions, the “Two Anatel Decisions”, which are available in public form1. As a result of the Demerger, Telefónica will hold, through a wholly-owned subsidiary, approximately 14.8% of the voting capital of TI (the “Stake in TI”).

The Anatel Decision contains, among others, the following relevant provisions:

[1]	http://www.anatel.gov.br/Portal/verificaDocumentos/documento.asp?numeroPublicacao=322863&assuntoPublicacao=null&caminhoRel=null&filtro=1&documentoPath=322863.pdf

http://www.anatel.gov.br/Portal/verificaDocumentos/documento.asp?numeroPublicacao=325128&assuntoPublicacao=Ac%F3rd%E3o%20n%BA%2077/2015%20-%20Anatel&caminhoRel=null&filtro=1&documentoPath=325128.pdf

(Free Translation)

“THE BOARD OF DIRECTORS OF THE NATIONAL AGENCY OF TELECOMMUNICATIONS, exercising the powers granted by Article 22 of Law n. 9.472, of July 16th, 1997, and Article 35 of the Rules of the National Agency of Telecommunications, approved by Decree n. 2.338, of October 7th, 1997,

(…)

DECIDES:

Article 1. To grant prior authorization to the demerger(spin off) of TELCO S.p.A, a company duly incorporated under the laws of Italy, conditional upon the suspension of all political rights held by TELEFÓNICA S/A, a company duly incorporated under the laws of Spain, in TELECOM ITALIA S.p.A., a company duly incorporated under the laws of Italy, as well as in any companies controlled by TELECOM ITALIA S.p.A, including TIM CELULAR S/A, CNPJ/MF nº 04.206.050/0001-80, and INTELIG TELECOMUNICAÇÕES LTDA., CNPJ/MF nº 02.421.421/0001-11, which may characterize control, according to the Regulation on the Characterization of Control and Transfer of Control of Companies Rendering Telecommunication Services, approved by Resolution nº 101-Anatel, dated February 4th, 1999, including, among others, the following conducts:

a. the appointment of a member to the Board of Directors, Board of Statutory Auditors, Board of Officers, or any other corporate bodies with equivalent attributions,

b. voting and veto rights by TELEFÓNICA S/A at Shareholders’ Meetings of TELECOM ITALIA S.p.A and its controlled companies, including TIM CELULAR S/A and INTELIG TELECOMUNICAÇÕES LTDA., or at any other deliberative forum of TELECOM ITALIA S.p.A, with equivalent attributions; and

c. access to, and participation by means of the registry of the attendance of TELEFÓNICA S/A for the purposes of forming installation or deliberation quorum at Shareholders’ Meetings of TELECOM ITALIA S.p.A and its controlled companies, including TIM CELULAR S/A e INTELIG TELECOMUNICAÇÕES LTDA., or in any other deliberative forum of TELECOM ITALIA S.p.A, with equivalent attributions.

§1. To clarify that the restrictions imposed in article 1 shall prevail for as long as TELEFÓNICA S/A remains as a shareholder of TELECOM ITALIA S.p.A, irrespectively of the number of shares, or until the prohibited situations of control identified in this case are terminated.

(…)”

In compliance with the Two Anatel Decisions we, by means of this instrument prepared pursuant to Article 1333 of the Italian Civil Code, expressly and irrevocably waive all political rights (“direitos politicos”) to be held by Telefónica in TI, as well as in any companies controlled by TI, including TIM Celular S.A, (“TIM”) and Intelig Telecomunicações Ltda. (“Intelig”), arising out of the Stake in TI, which may characterize control, according to the Regulation on the Characterization of Control and Transfer of Control of Companies Rendering Telecommunication Services, approved by Resolution nº 101-Anatel, dated February 4th, 1999, for as long as Telefónica holds the Stake in TI and therefore Telefónica will not:

(i)	appoint any members to the Board of Directors, Board of Statutory Auditors, Board of Officers, or to any other corporate bodies with equivalent attributions of the above-mentioned companies;

(ii)	exercise any voting and veto rights at any shareholders’ meetings of the above-mentioned companies, or at any other deliberative forum of TI with equivalent attributions, and;

(iii)	access to, or participate by means of the registry of its attendance for the purposes of forming installation or deliberation quorums at, shareholders’ meetings of the above-mentioned companies, or in any other deliberative forum of TI with equivalent attributions.

The waiver contemplated herein shall prevail for as long as Telefónica remains as a shareholder of TI, irrespectively of the number of shares, or until the prohibited situations of control identified in this case are terminated.

Also in compliance with the Two Anatel Decisions, we are requested to ask you to incorporate the limitations contained in Article 1 of the Anatel Decision to the Bylaws of TI, by means of a specific General Shareholders Meeting, or by means of TI’s next General Shareholders Meeting, additionally providing that such provisions will be interpreted so as to prevail over any other corporate provision of the same legal document (the “Amendment of TI’s Bylaws”).

Telefónica expressly authorizes TI, as well as TI’s corporate bodies and shareholders, to oversee and enforce such commitments against Telefónica, until the Amendment of TI’s Bylaws is accomplished.

Finally, we ask you to kindly acknowledge receipt of this letter, and inform you that a copy of this letter will be subsequently delivered to Anatel, to prove compliance with their decisions. We also inform you that this letter will be made public pursuant to applicable legislation.

Sincerely yours,

Mr. Ramiro Sánchez de Lerín Secretary of the Board of Directors Telefónica, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 20th , 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors